FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 24, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing  2016 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2016 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 22, 2017. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) ("Tenaris") today announced its results for the fourth quarter and year ended December 31, 2016 with comparison to its results for the fourth quarter and year ended December 31, 2015.

Summary of 2016 Fourth Quarter Results

(Comparison with third quarter of 2016 and fourth quarter of 2015)

	Q4 2016	Q3 2016		Q4 2015
Net sales ($ million)	1,046	987	6%	1,373	(24%)
Operating income (loss) ($ million)	6	(33)	118%	16	(63%)
Net income (loss) ($ million)	24	15	58%	(45)	154%
Shareholders' net income (loss) ($ million)	34	17	104%	(47)	172%
Earnings (losses) per ADS ($)	0.06	0.03	104%	(0.08)	172%
Earnings (losses) per share ($)	0.03	0.01	104%	(0.04)	172%
EBITDA* ($ million)	172	133	29%	213	(19%)
EBITDA margin (% of net sales)	16.5%	13.5%		15.5%

*EBITDA includes severance charges of $8 million in Q4 2016, $10 million in Q3 2016 and $34 million in Q4 2015. If these charges were not included EBITDA would have been $180 million (17%) in Q4 2016, $144 million (14%) in Q3 2016 and $247 million (18%) in Q4 2015.

Following the agreement to sell Republic Conduit to Nucor, our electric conduit business was reclassified in our financial statements as a discontinued operation. In Q4 2016 the conduit business had sales of $56 million, EBITDA of $14 million and net income of $8 million.

Our fourth quarter sales rose 6% quarter on quarter, marking the end of a period of two years of consecutive quarterly declines. The increase in sales was led by North America, where shales drilling activity has been recovering rapidly, and the Middle East, where we had a good level of shipments during the quarter. Our EBITDA rose by 29% over the level of the previous quarter in spite of a further decline in average selling prices reflecting better absorption of fixed costs, lower levels of inefficiencies in our industrial operations with higher production levels and a partial recovery of allowances for bad debts.

Cash used in operating activities amounted to $79 million in the fourth quarter of 2016, following an increase of $211 million in working capital. After a dividend payment of $153 million and capital expenditures of $158 million, our net cash position at the end of the year amounted to $1.4 billion.

Summary of 2016 Annual Results

	FY 2016	FY 2015	Increase/(Decrease)
Net sales ($ million)	4,294	6,903	(38%)
Operating (loss) income ($ million)	(59)	166	(136%)
Net income (loss) ($ million)	59	(74)	179%
Shareholders' net income (loss) ($ million)	55	(80)	169%
Earnings (losses) per ADS ($)	0.09	(0.14)	169%
Earnings (losses) per share ($)	0.05	(0.07)	169%
EBITDA* ($ million)	598	1,219	(51%)
EBITDA margin (% of net sales)	13.9%	17.7%

*EBITDA includes severance charges of $74 million in 2016 and $177 million in 2015. If these charges were not included 2016 EBITDA would have been $672 milion (16%) and 2015 EBITDA would have been $1,396 million (20%).

The conduit business which as of December 31, 2016 is classified as a discontinued operation, in 2016 had sales of $235 million, EBITDA of $71 million and net income of $41 million.

In 2016, our net sales declined 38% compared to 2015, affected by continued adverse market conditions. Sales of Tubes were down 38%, reflecting lower drilling activity in North and South America and in offshore regions worldwide, declines in selling prices and a lack of shipments for line projects in Brazil and Argentina following the first quarter of the year. EBITDA declined 51% year on year, reflecting lower sales and a reduction in gross margins on lower average selling prices and lower absorption of fixed costs. Net income amounted to a gain of $59 million in 2016 compared to a loss of $74 million in 2015, which had included an impairment charge of $400 million.

In spite of capital expenditures of $787 million, mainly related to the construction of our greenfield project in Bay City, we reached a positive free cash flow of $77 million in 2016. After dividend payments of $508 million, our net cash position reached $1.4 billion at December 31, 2016, compared with $1.8 billion at December 31, 2015.
Annual Dividend Proposal
The board of directors proposes, for the approval of the annual general shareholders' meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid in November 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date on May 22, 2017 and record date on May 23, 2017.
Sale of North American Electric Conduit Business to Nucor
On January 20, 2017, we completed the previously announced sale of our North American conduit business to Nucor for a total consideration of $ 332 million. The gain arising from this sale will be recorded in the first quarter of 2017. As of December 31, 2016 the conduit business is classified as a discontinued operation.

Market Background and Outlook

As we enter 2017, in the USA and Canada, a rapid recovery is taking place in shale drilling activity, as oil and gas companies increase investments following two consecutive years of declining expenditure. The recovery is supported by oil prices which have risen above $50/bbl and natural gas prices (Henry Hub) above $3 per million BTU, drilling efficiencies and the relatively low cost of drilling materials, equipment and services. In addition, the agreement by OPEC and some non-OPEC countries late last year to cut production in order to accelerate the rebalancing of supply and demand and reduce excess inventory levels has reinforced confidence that the current level of oil prices can be sustained.

In the rest of the world, exploration and production spending plans are more subdued. In offshore areas, operators have begun to move forward with selected projects but the overall level of spending is expected to decline for a third successive year as the previous backlog of investments sanctioned prior to 2015 are completed. Onshore spending is expected to be more stable and should begin to recover in regions such as Colombia.

Our sales should rise steadily through the year based on higher demand from Rig Direct™ customers in North America and a strong backlog of orders for the Eastern Hemisphere. Although prices have begun to rise in North America, increases in our average selling prices will be held back by the prices fixed in our Eastern Hemisphere backlog. Our EBITDA, following a first quarter in line with this fourth quarter, should also rise steadily through the year with margins improving in the second half based on a better absorption of fixed costs.

Analysis of 2016 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	Q4 2016	Q3 2016		Q4 2015
Seamless	458	416	10%	440	4%
Welded	67	62	8%	145	(54%)
Total	526	477	10%	585	(10%)

Tubes	Q4 2016	Q3 2016		Q4 2015
(Net sales - $ million)
North America	336	282	19%	487	(31%)
South America	212	225	(6%)	440	(52%)
Europe	122	126	(3%)	119	2%
Middle East & Africa	275	251	10%	199	38%
Asia Pacific	38	34	12%	47	(20%)
Total net sales ($ million)	983	917	7%	1,292	(24%)
Operating income (loss) ($ million) †	5	(32)	116%	5	(4%)
Operating income (loss) (% of sales)	0.5%	(3.5%)		0.4%
†Tubes Operating  income includes severance charges of $7 million in Q4 2016, $9 million in Q3 2016 and $28 million in Q4 2015.

Net sales of tubular products and services declined 24% year on year but increased 7% sequentially. Sequentially, the increase in sales in North America, reflects an increase in drilling activity and sales in Canada and higher sales of line pipe products for US onshore applications. In South America, sales declined mainly due to lower drilling activity and sales of OCTG products in Argentina. In Europe we had seasonally lower sales in the North Sea largely compensated by higher sales to hydrocarbon process industry and power generation customers. In the Middle East and Africa, we had higher sales throughout the Middle East partially offset by lower sales of OCTG products for offshore drilling in Africa. In Asia Pacific we had higher Rig Direct™ sales in Thailand partially offset by lower sales in the rest of the region.

Operating income from tubular products and services decreased 4% year on year but recovered from the previous quarter loss. Tubes operating income improved due to an increase in volumes, particularly seamless, and a reduction in costs that compensate the price reduction and lower selling, general and administrative expenses.

Others	Q4 2016	Q3 2016		Q4 2015
Net sales ($ million)	63	69	(9%)	80	(22%)
Operating income ($ million)	1	(0)	280%	11	(94%)
Operating income (% of sales)	1.1%	(0.6%)		13.8%

Net sales of other products and services decreased 22% year on year and 9% sequentially. The sequential decline is mainly due to lower sales of industrial equipment in Brazil and of energy related products, i.e., sucker rods and coiled tubing. The year on year decline in sales was mainly due to a decline in sales of industrial equipment in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $280 million, 26.8% of net sales in the fourth quarter of 2016, compared to $304 million, 30.9% in the previous quarter and $362 million, 26.4% in the fourth quarter of 2015. Sequentially SG&A declined 8% mainly due to lower charges on the allowance for doubtful accounts and lower labor costs. Year on year, SG&A expenses declined 23% and remained relatively stable as a percentage of sales.

Other operating income (expense) amounted to a loss of $2 million in the fourth quarter of 2016, compared to a gain of $17 million in the previous quarter and a loss of $3 million in the fourth quarter of 2015.

Financial results amounted to a gain of $23 million in the fourth quarter of 2016, compared to a gain of $4 million in the previous quarter and a gain of $19 million in the fourth quarter of 2015. The sequential increase in the financial result is mainly due to net foreign exchange transactions results due to the effect of the Euro devaluation on Euro denominated intercompany-debt in subsidiaries with functional currency US dollar. This results are to a large extent offset in equity, in the currency translation adjustment reserve.

Equity in earnings of non-consolidated companies generated a gain of $15 million in the fourth quarter of 2016, compared to a gain of $27 million in the previous quarter and a loss of $46 million in the same period of 2015. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totaled $27 million in the fourth quarter of 2016, primarily reflecting the Mexican and the Colombian peso devaluation on the tax base for deferred tax calculation.

Income from discontinued operations amounted to $8 million in the fourth quarter of 2016, $12 million in the previous quarter and $5 million in the fourth quarter of 2015. This income corresponds to the North American electric conduit business sold to Nucor, which was classified as a discontinued operation following the conclusion of an agreement to sell this business on December 15, 2016 and closing the transaction in January 2017.

Results attributable to non-controlling interests amounted to a loss of $9 million in the fourth quarter of 2016, compared to a loss of $1 million in the previous quarter and a gain of $2 million in the fourth quarter of 2015. These results are mainly attributable to our Japanese subsidiary, NKKTubes, while in the previous quarter they included also gains from our pipe coating subsidiary in Nigeria.

Cash Flow and Liquidity of 2016 Fourth Quarter

Net cash used in operations during the fourth quarter of 2016 was $79 million, compared to cash generated of $254 million in the previous quarter and $203 million in the fourth quarter of 2015. Working capital increased by $211 million during the fourth quarter of 2016.

Capital expenditures amounted to $158 million for the fourth quarter of 2016, compared to $187 million in the previous quarter and $307 million in the fourth quarter of 2015.

During the quarter, our net cash position declined by $408 million to $1.4 billion at the end of the year, following the payment of an interim dividend of $153 million in November 2016.

Analysis of 2016 Annual Results

Tubes sales volume (thousand metric tons)	FY 2016	FY 2015	Increase/(Decrease)
Seamless	1,635	2,028	(19%)
Welded	355	605	(41%)
Total	1,990	2,633	(24%)

Tubes	FY 2016	FY 2015	Increase/(Decrease)
Net sales ($ million)
- North America	1,265	2,538	(50%)
- South America	1,032	1,858	(44%)
- Europe	542	695	(22%)
- Middle East & Africa	1,041	1,082	(4%)
- Asia Pacific	136	272	(50%)
Total net sales	4,015	6,444	(38%)
Operating (loss) income ($ million) †	(71)	138	(152%)
Operating (loss) income (% of sales)	(1.8%)	2.1%
†Tubes operating income includes severance charges of $67 million in 2016 and $164 million in 2015. Additionally Operating income in 2015 includes an impairment charge of $400 million on our welded pipe operations in the United States.

Net sales of tubular products and services decreased 38% to $4,015 million in 2016, compared to $6,444 million in 2015, reflecting a 24% decline in volumes and an 18% decrease in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices, inventory adjustments and price declines, together with a decline of shipments to line pipe project in South America. In North America, our sales decreased 50%, due to the downturn in activity, inventory adjustments and lower prices. In South America, sales declined 44% due to the downturn in drilling activity in Argentina and Colombia, price declines and the lack of shipments to line pipe project in Argentina and Brazil following the first quarter sales. In Europe, sales declined 22% due to lower drilling activity and price declines but sales of industrial products and to hydrocarbon process industry  and power generation customers were maintained at similar levels to those of 2015. In the Middle East and Africa sales declined 4% as shipments to Middle East customers and sales of offshore line pipe and coating services in Africa increased strongly but sales were affected by price declines and severely reduced offshore drilling activity and inventory adjustments in Africa. In Asia Pacific, sales were affected by lower drilling activity in Indonesia and the rest of the region, price declines, and lower sales of non-OCTG products in the region.

Operating (loss) from tubular products and services, amounted to $71 million, compared to a $138 million gain in 2015. The decline in Tubes operating income was due to lower sales and a reduction in gross margin from 32% in 2015 to 27% in 2016. Additionally, our SG&A expenses as a percentage of sales increased from 24% in 2015 to 29% in 2016, due to the negative effect of fixed and semi-fixed expenses on lower sales.

Others	FY 2016	FY 2015	Increase/(Decrease)
Net sales ($ million)	278	459	(39%)
Operating income ($ million)	12	28	(57%)
Operating income (% of sales)	4.3%	6.1%

Net sales of other products and services decreased 39% to $278 million in 2016, compared to $459 million in 2015, due to lower sales of industrial equipment in Brazil and lower sales of energy related products, i.e., sucker rods and coiled tubing.

Operating income from other products and services, decreased 57% to $12 million in 2016, from $28 million in 2015, mainly due to lower operating income from our sucker rods business.

Selling, general and administrative expenses, or SG&A, decreased by $ 397 million (25%) in 2016 from $1,594 million in 2015 to $1,197 million in 2016. However, SG&A expenses increased as a percentage of net sales to 27.9% in 2016 compared to 23.1% in 2015, mainly due to the effect of fixed and semi fixed expenses on lower sales (e.g., depreciation and amortization and labor costs).

Other operating income and expenses resulted in a gain of $10 million in 2016, compared to a loss of $396 million in 2015, mainly due to asset impairment charges amounting to $400 million in 2015.

Financial results amounted to a gain of $22 million in 2016, compared to a gain of $15 million in 2015.

Equity in earnings (losses) of non-consolidated companies generated a gain of $72 million in 2016, compared to a loss of $40 million in 2015. During 2015 we recorded an impairment charge of $29 million on our direct investment in Usiminas. Apart from the impairment result in 2015, these results were mainly derived from our equity investment in Ternium (NYSE:TX).

Net income for the year amounted to $59 million in 2016, including a gain from discontinued operations of $41 million, compared with a loss of $74 million, including a gain from discontinued operations of $19 million. Net income from continuing operations amounted to a gain of $17 million in 2016, which compares with a loss of $94 million in 2015. The loss in 2015 included an impairment charge of $400 million. Results in 2016 and 2015 reflect a challenging operating environment affected by a reduction in drilling activity and in the demand for OCTG products, deriving in lower shipments and prices, inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to the new market conditions.

Income attributable to non-controlling interest was $3 million in 2016, compared to $6 million in 2015. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2016

Net cash provided by operations during 2016 was $864 million, compared to $2.2 billion during 2015. During 2016 the reduction in working capital amounted to $348 million, compared to a reduction of $1.4 billion in 2015. Capital expenditures amounted to $787 million in 2016, compared to $1.1 billion in 2015. Dividends paid amounted to $508 million during 2016, compared to $531 million during 2015. During 2016, our net cash position declined from $1.8 billion at the beginning of the year to $1.4 billion at December 31, 2016.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 23, 2017, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730.0732 within North America or +1 530 379.4676 Internationally. The access number is "63007433". Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 11:00 am ET on February 23 through 11:59 pm on March 3. To access the replay by phone, please dial +1 855 859.2056 or +1 404 537.3406 and enter passcode " 63007433" when prompted.
Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Continuing operations
Net sales	1,045,800	1,372,543	4,293,592	6,903,123
Cost of sales	(757,549)	(991,721)	(3,165,684)	(4,747,760)
Gross profit	288,251	380,822	1,127,908	2,155,363
Selling, general and administrative expenses	(280,452)	(361,853)	(1,196,929)	(1,593,597)
Other operating (expenses) income net	(1,979)	(3,098)	9,964	(395,971)
Operating income (loss)	5,820	15,871	(59,057)	165,795
Finance Income	7,871	8,935	66,204	34,574
Finance Cost	(6,298)	(2,717)	(22,329)	(23,058)
Other financial results	21,434	13,029	(21,921)	3,076
Income (loss) before equity in earnings of non-consolidated companies and income tax	28,827	35,118	(37,103)	180,387
Equity in earnings (losses) of non-consolidated companies	14,608	(46,367)	71,533	(39,558)
Income (loss) before income tax	43,435	(11,249)	34,430	140,829
Income tax	(26,809)	(39,155)	(17,102)	(234,384)
Income (Loss) for continuing operations	16,626	(50,404)	17,328	(93,555)

Discontinued operations
Result for discontinued operations	7,852	5,380	41,411	19,130
Income (loss) for the period	24,478	(45,024)	58,739	(74,425)

Attributable to:
Owners of the parent	33,800	(46,654)	55,298	(80,162)
Non-controlling interests	(9,322)	1,630	3,441	5,737
	24,478	(45,024)	58,739	(74,425)

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2016		At December 31, 2015

ASSETS
Non-current assets
Property, plant and equipment, net	6,001,939		5,672,258
Intangible assets, net	1,862,827		2,143,452
Investments in non-consolidated companies	557,031		490,645
Available for sale assets	21,572		21,572
Other investments	249,719		394,746
Deferred tax assets	144,613		200,706
Receivables, net	197,003	9,034,704	220,564	9,143,943
Current assets
Inventories, net	1,563,889		1,843,467
Receivables and prepayments, net	124,715		148,846
Current tax assets	140,986		188,180
Trade receivables, net	954,685		1,135,129
Other investments	1,633,142		2,140,862
Cash and cash equivalents	399,737	4,817,154	286,547	5,743,031
Assets of disposal group classified as held for sale		151,417		-
Total assets		14,003,275		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent		11,287,417		11,713,344
Non-controlling interests		125,655		152,712
Total equity		11,413,072		11,866,056
LIABILITIES
Non-current liabilities
Borrowings	31,542		223,221
Deferred tax liabilities	550,657		750,325
Other liabilities	213,617		231,176
Provisions	63,257	859,073	61,421	1,266,143
Current liabilities
Borrowings	808,694		748,295
Current tax liabilities	101,197		136,018
Other liabilities	183,887		222,842
Provisions	22,756		8,995
Customer advances	39,668		134,780
Trade payables	556,834	1,713,036	503,845	1,754,775
Liabilities of disposal group classified as held for sale		18,094		-
Total liabilities		2,590,203		3,020,918
Total equity and liabilities		14,003,275		14,886,974

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2016	2015

Cash flows from operating activities
Income (loss) for the year	24,478	(45,024)	58,739	(74,425)
Adjustments for:			-	-
Depreciation and amortization	167,774	198,362	662,412	658,778
Impairment charge	-	-	-	400,314
Income tax accruals less payments	(12,301)	20,922	(128,079)	(91,080)
Equity in (earnings) losses of non-consolidated companies	(14,608)	46,367	(71,533)	39,558
Interest accruals less payments, net	(2,054)	(4,978)	(40,404)	(1,975)
Changes in provisions	1,750	(4,813)	15,597	(20,678)
Changes in working capital	(210,988)	23,879	348,199	1,373,985
Other, including currency translation adjustment	(32,872)	(32,026)	18,634	(69,473)
Net cash (used in) provided by operating activities	(78,821)	202,689	863,565	2,215,004

Cash flows from investing activities
Capital expenditures	(158,074)	(307,437)	(786,873)	(1,131,519)
Changes in advance to suppliers of property, plant and equipment	9,015	26,145	50,989	49,461
Investment in non-consolidated companies	-	(4,400)	(17,108)	(4,400)
Loan to non-consolidated companies	(6,996)	(5,651)	(42,394)	(22,322)
Proceeds from disposal of property, plant and equipment and intangible assets	1,377	7,196	23,609	10,090
Dividends received from non-consolidated companies	-	-	20,674	20,674
Changes in investments in securities	233,232	84,479	652,755	(695,566)
Net cash provided by (used in) investing activities	78,554	(199,668)	(98,348)	(1,773,582)

Cash flows from financing activities
Dividends paid	(153,470)	(177,081)	(507,631)	(531,242)
Dividends paid to non-controlling interest in subsidiaries	(778)	(2,950)	(29,089)	(2,950)
Acquisitions of non-controlling interests	(285)	(191)	(1,071)	(1,068)
Proceeds from borrowings	384,756	609,385	1,180,727	2,064,218
Repayments of borrowings	(294,332)	(627,189)	(1,295,560)	(2,063,992)
Net cash used in financing activities	(64,109)	(198,026)	(652,624)	(535,034)

(Decrease) increase in cash and cash equivalents	(64,376)	(195,005)	112,593	(93,612)
Movement in cash and cash equivalents
At the beginning of the year	468,123	496,472	286,198	416,445
Effect of exchange rate changes	(5,167)	(15,269)	(211)	(36,635)
(Decrease) increase in cash and cash equivalents	(64,376)	(195,005)	112,593	(93,612)
At December 31,	398,580	286,198	398,580	286,198

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.
EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Operating income (loss)	5,820	15,871	(59,057)	165,795
Depreciation and amortization	167,774	198,362	662,412	658,778
Depreciation and amortization from discontinued operations	(1,222)	(1,350)	(5,303)	(5,465)
Impairment	-	-	-	400,314
EBITDA	172,372	212,883	598,052	1,219,422

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company's leverage, financial strength, flexibility and risks.

Net cash/ debt  is calculated in the following manner:

Net cash/debt = Cash and cash equivalents + Other investments (Current)+ Fixed income investments held to maturity – Borrowings (Current and Non-current).

	At December 31,
	2016	2015
Cash and cash equivalents	399,737	286,547
Other current investments	1,633,142	2,140,862
Fixed income investments held to maturity	248,049	393,084
Borrowings – current and non-current	(840,236)	(971,516)
Net cash / (debt)	1,440,692	1,848,977

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

	Three-month period ended December 31,		Year ended December 31,
	2016	2015	2016	2015

Net cash (used in) provided by operating activities	(78,821)	202,689	863,565	2,215,004
Capital expenditures	(158,074)	(307,437)	(786,873)	(1,131,519)
Free cash flow	(236,895)	(104,748)	76,692	1,083,485